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Amer Sports Corporati

STOCK EXCHANGE ANNOUNCEMENT 1(1)
October 26, 2005 at 12.00 am

AMER SPORTS' 2006 FINANCIAL CALENDAR

Amer Sports' results for the year ended 31 December 2005 will be published on Friday, 10 February 2006 and the 2005 Annual Report & Accounts during week 9.

Amer Sports' Annual General Meeting will be held on Wednesday, 15 March 2006 at the Company's headquarters in Helsinki. An announcement regarding the AGM resolutions will be released immediately after the meeting.

In 2006, Amer Sports will publish its interim results as follows:

- for the period January to March, on Tuesday, 2 May
- for the period January to June, on Thursday, 3 August
- for the period January to September, on Wednesday, 25 October.

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor and Salomon. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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